October 16, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrowHub Limited
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted October 3, 2024
CIK No. 0002024114

Dear SEC Officers:

On behalf of GrowHub Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 15,, 2024 with respect to the Draft Registration Statement on Form F-1, CIK No. 0002024114 (“F-1”), submitted on October 3, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Draft Registration Statement on Form F-1

Notes to the Financial Statements

Note 2 - Summary of significant accounting policies

Going concern, page F-28

1.	Please include your net loss for the six months ended June 30, 2024. We note it is currently blank in your disclosure.

Response: In response to Staff’s comment, the Company respectfully submits that we have updated our disclosure on page F-28 of our Revised F-1 to include the net loss for the six months ended June 30, 2024.

Note 16 - Subsequent Events, page F-42

2.	Please update the date through which you assessed subsequent events. In this regard, we note you currently state subsequent events have been assessed through June 30, 2024 which you disclose is the date that your financial statements are available to be issued. However, your financial statements are as of June 30, 2024. Refer to ASC 855-10-50-1.

Response: In response to Staff’s comment, the Company respectfully submits that we have updated our disclosure on page F-42 of our Revised F-1 to state subsequent events that have been assessed through October 3, 2024.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick